
WOODSIDE
AUSTRALIAN ENERGY


02002855

20 December 2001


RECEIVED
JAN 3 0 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL
SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Timber Wolf-1 (MC Block 555) in the Gulf of Mexico, USA, lodged with the Australian Stock Exchange on 17 December, 2001.
- News Release in relation to North West Shelf participants and Methanex signing Gas Sales & Purchase Agreement, lodged with the ASX on 20 December 2001.
- News Release in relation to Woodside welcoming Co-Operative Government approach to Resource Development, lodged with the ASX on 20 December, 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

dw 1/31

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

20 December 2001

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Timber Wolf-1 (MC Block 555) in the Gulf of Mexico, USA, lodged with the Australian Stock Exchange on 17 December, 2001.
- News Release in relation to North West Shelf participants and Methanex signing Gas Sales & Purchase Agreement, lodged with the ASX on 20 December 2001.
- News Release in relation to Woodside welcoming Co-Operative Government approach to Resource Development, lodged with the ASX on 20 December, 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

Acknowledged ______________________

Dated ______________________

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

17 December, 2001


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

MC Block 555
Timber Wolf-1
Gulf of Mexico, USA

Woodside Petroleum Ltd., reports that on 16 November 2001, the Timber Wolf-1 exploration well, located in the Gulf of Mexico, Mississippi Canyon Block 555, was drilled to a total depth of 23,105 feet and was temporarily abandoned following completion of open-hole wireline logging. The well is located in 4,749 feet of water, approximately 30 kilometres northwest of the giant Crazy Horse discovery. The well discovered hydrocarbons in Miocene reservoirs. Further studies are planned.

Woodside's interest in Mississippi Canyon MC Block 555 and three adjacent blocks (MC554, MC598 and MC599) is 2.75%. Other participants in MC Block 555 are Exxon Mobil Corporation (89% and Operator of the Timber Wolf Prospect) and Marathon Oil Company (8.25%).

ROBIN LEES
Asst. Company Secretary

NEWS RELEASE

NORTH WEST SHELF GAS PTY LIMITED
ACN 063 763 342
Level 3, 123 Adelaide Terrace,
PERTH WA 6000
Telephone: (08) 9348 4270
Facsimile: (08) 9348 4412

NORTH WEST SHELF GAS

Thursday, 20 December 2001
10.30am WST

NORTH WEST SHELF PARTICIPANTS AND METHANEX SIGN GAS SALES AND PURCHASE AGREEMENT

North West Shelf Venture participants and Methanex Australia Pty Ltd (a subsidiary of Methanex Corporation of Canada) have signed a Gas Sales Agreement for the supply of gas to a proposed world scale methanol plant on the Burrup Peninsula in the Pilbara region of Western Australia.

The agreement is for the supply of 200 terajoules of gas a day over 25 years from 2005. Methanex plans to build a methanol plant designed to produce two million tonnes of methanol a year.

The General Manager of North West Shelf Gas Pty Limited, Mr Akos Gyarmathy, said that the Agreement represented another milestone in realising valuable gas processing industries on the Burrup Peninsula.

"We are very pleased to enter this agreement with Methanex, which is a global leader in the production of methanol," Mr Gyarmathy said.

"We are delighted at the way all parties, including support from State and Federal Governments, have come together to achieve this agreement by year-end, as contemplated in the Memorandum of Understanding signed on 1 November.

"Methanex's commitment to this agreement is a clear sign that the North West Shelf and Western Australia offer world-class competitive opportunities for gas related industries."

Methanex Corporation supplies about a quarter of the world's methanol market and more than 30% of the Asia-Pacific market. Methanex has major production plants in New Zealand and Chile.

Under the agreement, there is a provision for the NWS Venture to supply a further 200 terajoules a day should Methanex proceed with plans to double production.

The plant will be supplied with Australian Feedstock Gas™, which is industrial quality natural gas from the North West Shelf Venture's facilities at Karratha.

Mr Gyarmathy added that the NWS Venture's recent announcement on the construction of a second trunkline linking offshore production and onshore processing facilities further underpinned opportunities to supply gas to domestic and industrial markets in Western Australia.

.../2

"All Western Australians stand to benefit from the expansion of the North West Shelf's operations currently under way on the Burrup Peninsula," Mr Gyarmathy said.

"The overall expansion project, which includes a fourth LNG train and the second trunkline, will pave the way for increased exports, direct and indirect employment for thousands of Australians and increased capacity to supply gas to industry and Western Australian households."

North West Shelf Gas Pty Ltd is the Australian domestic gas marketing representative for the North West Shelf Venture.

The North West Shelf Venture is equally owned by Woodside Energy Ltd. (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); Shell Development (Australia) Proprietary Limited (16.67%); and Japan Australia LNG (MIMI) Pty. Ltd. (16.67%).

Media inquiries:

Tony Johnson
Senior Adviser External Affairs, Woodside Energy Ltd.
W: (08) 9348 5034 M: (0417) 916 638
Email: tony.johnson@woodside.com.au

Investment market inquiries:

Geoff Wedgwood
Investor Relations Manager, Woodside Energy Ltd.
W: (08) 9348 4283 M: (0419) 944 297
Email: geoffrey.wedgwood@woodside.com.au


WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 20 December 2001
10.30am (WST):

WOODSIDE WELCOMES CO-OPERATIVE GOVERNMENT APPROACH TO RESOURCE DEVELOPMENT

Woodside Energy Ltd. Managing Director John Akehurst today welcomed the signing of a Gas Sales Agreement between the North West Shelf Participants and Methanex.

Mr Akehurst commended the co-operative approach being taken by the State and Federal Governments to resource development in Australia.

He said the support package provided by the State and Federal Governments to Methanex Australia Pty Ltd to develop a world-scale methanol plant on the Burrup Peninsula in Western Australia reflected a strong commitment by both Governments to add significant value to the nation's resources.

"It's good to see the new Federal Minister Ian Macfarlane and State Minister Clive Brown working together with the gas industry to secure new gas-related projects in Western Australia," Mr Akehurst said.

"This approach will be seen positively by other international companies currently looking at investment opportunities in Australia."

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Geoff Wedgwood, Investor Relations Manager
W: (08) 9348 4283 M: (0419) 944 297